UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

WAYNE SAVINGS BANCSHARES, INC.
(Name of Registrant as Specified in Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL VALUE PARTNERS VII, L.P. STILWELL PARTNERS, L.P. STILWELL VALUE LLC JOSEPH STILWELL STEPHEN S. BURCHETT MARK D. ALCOTT
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

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(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

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☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

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(4)	Date Filed:

WAYNE SAVINGS BANCSHARES, INC.

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2017 ANNUAL MEETING OF STOCKHOLDERS

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SUPPLEMENT DATED MARCH 28, 2017 TO THE PROXY STATEMENT

OF

THE STILWELL GROUP

DATED MARCH 6, 2017

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PLEASE SIGN, DATE AND MAIL THE GREEN PROXY CARD TODAY

Dear Fellow Stockholder:

The Stilwell Group, together with the other participants in this solicitation, is sending you this proxy statement supplement and accompanying GREEN proxy card in connection with the solicitation of proxies for use prior to or at the 2017 annual meeting of stockholders of Wayne Savings Bancshares, Inc. (“Wayne Savings Bancshares” or the “Corporation”) scheduled to be held on May 25, 2017 at 10:00 a.m., local time, at the Greenbriar Conference Centre located at 50 Riffel Road, Wooster, Ohio (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof, the “Annual Meeting”).

The Stilwell Group filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on March 6, 2017. The Corporation filed its definitive proxy statement for the Annual Meeting with the SEC on March 24, 2017. We are mailing you this supplement to disclose certain information about the Annual Meeting included in the Corporation’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement. Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in our definitive proxy statement remains applicable.

According to the Corporation’s definitive proxy statement, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is March 27, 2017 (the “Record Date”). Stockholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Corporation, as of the Record Date, there were 2,781,839 shares of Common Stock of the Corporation outstanding.

We are seeking your support at the Annual Meeting to elect the Stilwell Group’s director nominee, Stephen S. Burchett, to the Corporation’s Board of Directors (the “Board”). As there are two directors up for re-election, we are “rounding out” our slate of one candidate by permitting stockholders to also vote for the Corporation’s nominee other than Debra A. Marthey. This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Corporation’s nominees, and other information about them, can be found in the Corporation’s proxy statement. There is no assurance that any of the Corporation’s nominees will serve as directors if our nominee is elected. Unless instructed otherwise, proxies will be voted for the election of the Stilwell Group’s nominee, Stephen S. Burchett, against the Corporation’s non-binding proposal to approve its executive compensation, and in favor of ratification of the selection of the Corporation’s independent registered public accounting firm.

IMPORTANTLY, IF YOU HAVE SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD.

According to the Corporation’s definitive proxy statement, to be considered for inclusion in the Corporation’s proxy materials for the 2018 annual meeting of stockholders (the “2018 Annual Meeting”), stockholder proposals must be received at the Corporation’s principal executive offices, 151 North Market Street, Wooster, Ohio 44691, no later than November 27, 2017, which in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, is 120 days prior to the anniversary date of the planned mailing of the Corporation’s definitive proxy statement.

According to the Corporation’s definitive proxy statement, stockholder proposals which are not submitted for inclusion in the Corporation’s proxy materials pursuant to Rule 14a-8 may be brought before the 2018 Annual Meeting pursuant to Article I, Section 6(b) of the Corporation’s Bylaws (the “Bylaws”). Notice of the proposal must include the information required by the Bylaws and must be delivered to, or mailed and received at, the Corporation’s principal executive offices by December 27, 2017, which is 90 days prior to the anniversary date of the mailing of the Corporation’s proxy materials for the immediately preceding annual meeting of stockholders.

According to the Corporation’s definitive proxy statement, the Bylaws provide that nominations for election to the Board, other than those made by the Board or the nominating committee thereof, shall be made by a stockholder who has complied with the notice provisions in Article I, Section 6(c) of the Bylaws. Written notice of a stockholder nomination must include the information required by the Bylaws and must be addressed to the attention of the Corporate Secretary and either delivered to, or mailed and received at, the Corporation’s principal executive offices, not later than, with respect to the 2018 Annual Meeting, December 27, 2017, which is 90 days prior to the anniversary date of the mailing of the Corporation’s proxy materials for the immediately preceding annual meeting of stockholders.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Corporation’s definitive proxy statement and the Bylaws. The incorporation of this information in this supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

For details regarding the qualifications of our nominee, Mr. Burchett, please see our definitive proxy statement filed with the SEC on March 6, 2017. If you need another copy of our definitive proxy statement or this supplement, please contact Okapi Partners LLC, which is assisting the Stilwell Group with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated March 28, 2017, and is first being furnished to stockholders of the Corporation on or about March 28, 2017. This supplement should be read in conjunction with the Stilwell Group’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Corporation on or about, March 6, 2017.

If you are a stockholder as of the Record Date, all GREEN proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card on March 6, 2017 remain valid and will be voted at the Annual Meeting as marked.

THEREFORE, IF YOU HAVE SUBMITTED A GREEN PROXY CARD SINCE MARCH 6, 2017, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD.

THIS SOLICITATION IS BEING MADE BY THE STILWELL GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE CORPORATION.

The Stilwell Group URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF THE STILWELL GROUP’S NOMINEE. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE CORPORATION.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE CORPORATION’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.OkapiVote.com/WayneSavings

IMPORTANT

Your vote is very important, no matter how many or how few shares of Common Stock you own. We urge you to sign, date, and return the GREEN proxy card today to vote FOR the election of Stephen S. Burchett and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the GREEN proxy card and return it to the Stilwell Group, c/o Okapi Partners LLC today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions about how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card that you receive from the Corporation. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card that you may have previously sent to us. Remember, you can vote for our nominee only on our GREEN proxy card. So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions or need assistance in voting your shares, please call the Stilwell Group:

The Stilwell Group

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

Direct: 212-269-1551

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Ms. Lydia Mulyk

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Main: 212-297-0720

Stockholders Call Toll-Free: 877-796-5274

▼ DETACH PROXY CARD HERE ▼

PROXY

THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO

THE BOARD OF DIRECTORS OF WAYNE SAVINGS BANCSHARES, INC.

FOR THE 2017 ANNUAL MEETING OF STOCKHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF WAYNE SAVINGS BANCSHARES, INC.

The undersigned hereby appoints Ms. E.J. Borrack, Ms. Lydia Mulyk, and Ms. Megan Parisi, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of Common Stock, par value $0.10 per share, of Wayne Savings Bancshares, Inc. (“Wayne Savings Bancshares” or the “Corporation”), which the undersigned is entitled to vote at the Corporation’s 2017 Annual Meeting of Stockholders to be held on May 25, 2017 at 10:00 a.m., local time, at the Greenbriar Conference Centre located at 50 Riffel Road, Wooster, Ohio, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Stilwell Group’s Nominee as a director as noted on the reverse, “AGAINST” the Corporation’s non-binding proposal to approve its executive compensation, and “FOR” the ratification of the appointment of BKD, LLP as the Corporation’s independent registered public accounting firm for 2017. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting. The Stilwell Group’s Proxy Statement and form of GREEN proxy card are available at www.OkapiVote.com/WayneSavings.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time on May 24, 2017.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

The Stilwell Group recommends that you vote “FOR” the election of the Stilwell Group’s Nominee, Stephen S. Burchett, as a director, “AGAINST” the Corporation’s non-binding proposal to approve its executive compensation, and “FOR” the ratification of the appointment of BKD, LLP as the Corporation’s independent registered public accounting firm for 2017.

1.	ELECTION OF DIRECTORS – To elect Mr. Stephen S. Burchett

☐ FOR	☐ WITHHOLD

The Stilwell Group intends to use this proxy to vote for the person who has been nominated by the Corporation for election as a director, other than the Corporation’s nominee noted below. There is no assurance that the candidate nominated by the Corporation will serve as a director if the Stilwell Group’s Nominee is elected. You should refer to the Corporation’s proxy statement and form of proxy distributed by the Corporation for the name, background, qualifications and other information concerning the Corporation’s nominees. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any authority for Debra A. Marthey.

Note: If you do not wish for your shares to be voted “FOR” a person who has been nominated by the Corporation for election as a director, other than Debra A. Marthey, write the name of the Corporation’s nominee in the following space:

2.	ADVISORY VOTE TO APPROVE EXECUTVE COMPENSATION.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	RATIFICATION OF THE APPOINTMENT OF BKD, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR WAYNE SAVINGS BANCSHARES, INC. FOR THE YEAR ENDING DECEMBER 31, 2017.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his or her discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the Proxy Statement provided herewith.

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Dated:	Signature
Title:

Dated:	Signature (if held jointly)
Title: